UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 30, 2023

LIBERTY MEDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-35707	37-1699499
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (720) 875-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Series A Liberty SiriusXM Common Stock	LSXMA	The Nasdaq Stock Market LLC
Series B Liberty SiriusXM Common Stock	LSXMB	The Nasdaq Stock Market LLC
Series C Liberty SiriusXM Common Stock	LSXMK	The Nasdaq Stock Market LLC
Series A Liberty Braves Common Stock	BATRA	The Nasdaq Stock Market LLC
Series C Liberty Braves Common Stock	BATRK	The Nasdaq Stock Market LLC
Series A Liberty Formula One Common Stock	FWONA	The Nasdaq Stock Market LLC
Series C Liberty Formula One Common Stock	FWONK	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On June 30, 2023, Liberty Media Corporation (“Liberty Media”) issued a press release (the “Press Release”) announcing that Liberty Media has notified Nasdaq of its intention to voluntarily delist from the Nasdaq Global Select Market and deregister the shares of Series A Liberty Braves common stock and Series C Liberty Braves common stock and its intention to request that Nasdaq file appropriate forms with the Securities and Exchange Commission (“SEC”) on or about July 18, 2023. As a result, Liberty Media expects Liberty Braves common stock will cease to trade on Nasdaq or the OTC Markets in connection with the Split-Off (defined below), as applicable, following market close on July 18, 2023; provided that Liberty Media reserves the right to withdraw its intention to delist such shares for any reason prior thereto. Concurrently with the delisting of the foregoing shares of Liberty Braves common stock, Liberty Media expects that the shares of Series A and Series C common stock of Atlanta Braves Holdings, Inc. (“Atlanta Braves Holdings”) will begin trading on Nasdaq under the ticker symbols “BATRA” and “BATRK” as of July 19, 2023 (subject to any temporary trading symbols that may be required by Nasdaq).

Liberty Media also has notified Nasdaq of its intention to voluntarily delist from the Nasdaq Global Select Market and deregister the shares of Series A Liberty SiriusXM common stock, Series B Liberty SiriusXM common stock, Series C Liberty SiriusXM common stock, Series A Liberty Formula One common stock and Series C Liberty Formula One common stock and its intention to request that Nasdaq file appropriate forms with the SEC on or about August 3, 2023. As a result, Liberty Media expects Liberty SiriusXM common stock and Liberty Formula One common stock will cease to trade on Nasdaq or the OTC Markets in connection with the Reclassification (defined below), as applicable, following market close on August 3, 2023; provided that Liberty Media reserves the right to withdraw its intention to delist such shares for any reason prior thereto. Concurrently with the delisting of the foregoing shares of Liberty Media common stock, Liberty Media expects that the shares of new Series A Liberty SiriusXM common stock, new Series B Liberty SiriusXM common stock, new Series C Liberty SiriusXM common stock, new Series A Liberty Formula One common stock and new Series C Liberty Formula One common stock will begin trading on Nasdaq as of August 4, 2023 under the same ticker symbols (subject to any temporary trading symbols that may be required by Nasdaq) as prior to the Reclassification.

The foregoing description is qualified in its entirety by reference to the full text of the Press Release, a copy of which is filed herewith as Exhibit 99.1 in compliance with Rule 425 of the Securities Act of 1933, as amended (the “Securities Act”), and is incorporated by reference into this Item 3.01.

Item 8.01. Other Events.

In the Press Release, Liberty Media further announced the proposed effective dates for the previously announced transactions to split-off Atlanta Braves Holdings, which will be the owner of the Atlanta Braves Major League Baseball Club and its associated real estate development project (the “Split-Off”), and reclassify Liberty Media’s existing common stock (the “Reclassification”). In addition, Liberty Media announced through the Press Release that a duly authorized committee of its Board of Directors has declared a special dividend to effect Liberty Media’s previously announced intention to distribute, following the completion of the Split-Off, approximately 6.8 million shares of Series C common stock of Atlanta Braves Holdings on a pro rata basis to holders of Liberty Formula One common stock, payable on July 19, 2023 to Liberty Formula One stockholders of record on July 13, 2023.

The foregoing description is qualified in its entirety by reference to the full text of the Press Release, a copy of which is filed herewith as Exhibit 99.1 in compliance with Rule 425 of the Securities Act and is incorporated by reference into this Item 8.01.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated June 30, 2023.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2023

LIBERTY MEDIA CORPORATION

By:	/s/ Wade Haufschild
Name: Wade Haufschild
Title: Senior Vice President